ONE Copley Parkway, Suite 490, Morrisville, NC 27560 p: 919.855.2100 f: 919.855.2133 www.tenaxthera.com

September 11, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Secrets
100 F Street, N.E.
Washington, DC 20549
Attn: Nicholas Lamparski

Re:
Tenax Therapeutics, Inc.
Registration Statement on Form S-3
Filed August 20, 2020
File No. 333-248201

Dear Mr. Lamparski:

We are providing this letter in response to comments (the “Comments”) received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated September 4, 2020 (the “Comment Letter”) to Tenax Therapeutics, Inc. (the “Company”). For ease of reference, the text of the Staff’s comment is reproduced in italics, with the response of the Company immediately following such comment.

Concurrently with the submission of this letter, the Company has filed Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) with the Commission on EDGAR, reflecting the revisions described in this letter as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff a copy of Amendment No. 1, which has been marked to indicate the changes from the Registration Statement filed with the Commission on August 20, 2020.

Form S-3 filed August 20, 2020
General

1.
We note that the forum selection provision contained in your certificate of incorporation identifies the Court of Chancery of the State of Delaware and North Carolina state courts as the exclusive forums for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your disclosure to describe the provision, discuss its risks and other impacts on investors, and address any uncertainty about the applicability of the provision. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response to Comment 1:

The forum selection provision in the Company’s Third Amended and Restated Bylaws (“Bylaws”) does not apply to suits arising under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company has updated the disclosure on page 7 of Amendment No. 1 in response to the Staff’s comment and will acknowledge in risk factor disclosure in its future filings that the portion of the Bylaws requiring any North Carolina state court that has jurisdiction or the Delaware Court of Chancery to be the exclusive forum for certain suits does not apply with respect to suits arising under the Securities Act or Exchange Act.

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If you have any further questions or comments, or if you require any addition information, please do not hesitate to contact the Company’s legal counsel, Margaret N. Rosenfeld at (919) 743-7351.

Sincerely, /s/ Michael B. Jebsen Michael B. Jebsen President and Chief Financial Officer

cc:
Margaret N. Rosenfeld
K&L Gates LLP